FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934

                 For the quarterly period ended August 31, 2004

                                    ICON plc
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Yes    X                   No ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes  ____                  No  X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes  ____                  No  X


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  ____                  No  X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A



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Other Events.


     The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.


     (c) The following Exhibits are filed as part of this report:


         EXHIBIT NO.                      DESCRIPTION

            99.1                          Press Release.








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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ICON plc




September 28, 2004                     /s/ Sean Leech
------------------                     --------------------------
Date                                   Sean Leech
                                       Chief Financial Officer